United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

2

LAWS OF V A L E S.A.

BY-LAWS VALE S.A. CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”). Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; the building and operation of railways and the exploitation of own or third party rail traffic; the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; II. III. IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VI. VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.416.521.415 (five billion, four hundred and sixteen million, five hundred and twenty one thousand and four, hundred and fifteen) book-entry shares, being R$48.660.827.602,05 (forty-eight billion, six hundred and sixty million, eight hundred and twenty-seven thousand, six hundred and two Reais and five cents), divided into 3.409.733.697 (three billion, four hundred and nine million, seven hundred and thirty-three thousand and six hundred and ninety-seven) common shares and R$28.639.172.397,96 (twenty-eight billion, six hundred and thirty-nine million, one hundred and seventy-two thousand, three hundred and ninety-seven Reais and ninety-six cents), divided into 2.006.787.718 (two billion, six million, seven hundred and eighty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value. § 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class. § 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares. § 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed. § 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. §5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria: a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii)

6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. §6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of amendment to its By-laws, through the issue of common shares. § 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded. Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders' preemptive right being excluded. § 3 - Article 7 - The special class share shall possess a veto right regarding of the following subjects: I. change of name of the company; II. III. change of location of the head office; change of the corporate purpose with reference to mineral exploitation; IV. the winding-up of the company; V. the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI. any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII. any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors. § 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 15 of Article 11. Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. §1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements. §2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 - The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person. §4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. §5 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 12 (twelve) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. §1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. §2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of: I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and II - preferred shares representing at least 10% (ten percent) of share capital. §3 - Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors. From among the 12 (twelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. At least 20% of the elected principal members of the Board of Directors (and their respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number. The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3. §5 - §6 - §7 - §8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. §9 - §10 - §11 - §12 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/76, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. §13-With the exception of the principal members and their respective alternates elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. §14 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11. §15 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors. Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote. Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. §1 - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 - The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them; distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; assigning the functions of Investor Relations to an Executive Officer; II. III. IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; approving the company's human resources general policies as submitted to it by the Executive Board; V. VI. establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies; VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board; approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; VIII. IX. monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators; X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XI. XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; approving the corporate risks and financial policies of the company submitted by the Executive Board; XIII. XIV. approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board; XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting; XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39; appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors; approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XVIII. XIX. XX. XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information; approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies; approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXII. XXIII. XXIV.

XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. XXVI. approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts; XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; XXXIV. expressing its views in favor of or against any tender offer to purchase the company’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liquidity of the securities owned by them; (b) the repercussions of the tender offer on the company’s interests; (c) the strategic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários— CVM). §1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly. §2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee. §1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article. §2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined by the Board of Directors. §1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted. §3 - During their management, members of the committees may be removed from office by the Board of Directors. Subsection III – Workings Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors. §1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. §2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. Subsection IV – Responsibilities Article 20 – The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles. Article 21 - The Executive Development Committee shall be responsible for: I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors; II - analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board; III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and follow-up of the development of the succession plan for the Executive Officers. IV - V - Article 22 - The Strategic Committee shall be responsible for: I - recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II -recommending investment and/or divestiture opportunities; and III -recommending operations relating to merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party. Article 23 - The Finance Committee shall be responsible for: I - evaluate the corporate risks and financial policies and the internal financial control systems of the Company; evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company; evaluate the annual budget and the annual investments plan of Vale; II - III - IV - V - evaluate the annual funding plan and the risk exposure limits of the Company; evaluate the risks management process of the Company; and VI - follow-up the financial execution of capital expenditure projects and ongoing budget. Article 24 - The Accounting Committee shall be responsible for: I - issuing reports on the policies and the Company's annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; II - tracking the results of the Company's internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; III - evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and IV - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company. Article 25 - The Governance and Sustainability Committee shall be responsible for: I - evaluating the efficiency of the company's governance practices and the workings of the Board of Directors, and submitting improvements; submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; II -

III - evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties; IV - evaluating proposals for modifying the Policies which are not attributed to other committees, of the By-Laws and the Internal Regiments of Vale’s Assessment Committees; V - analyzing and proposing improvements to the Company’s Sustainability Report; VI - evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision; VII - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company; VIII - aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct. SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. §1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. §2 - The Executive Officers shall have their individual duties defined by the Board of Directors. §3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II – Workings Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: §1º - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. §2º - §3º - §4º - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. §1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following; §2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. Subsection III – Responsibilities §3 - Article 32 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies; complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, and executing the approved strategic plan; III - IV - V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI - planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators; VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; X - XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; adhere to and encourage adhesion to the company's code of ethics, established by the Board of Directors; preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors; XIII - XIV - XV - XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors; propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVII -

XVIII-authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors; establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company's administrative organization hierarchy. The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. XX - XXI - §1 - § 2 - The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 33 - The responsibilities of the Chief Executive Officer are to: I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him; select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; coordinate the decision-making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings; indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his IV - V - VI -

respective duties or temporary absence or leave, in compliance to Article 27 Subsection II – Workings; VII - keep the Board of Directors informed about the activities of the company; VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet; Article 34 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council. III - IV - Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. § 3 In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 -Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 39 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members; § 1º-The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following: (i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants; (ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company; (iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company; (iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company. § 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76. §3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with. CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. Article 43 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force. II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends. Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 46 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive

Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company. CHAPTER VIII — SALE OF CONTROL AND CANCELLATION OF THE COMPANY’S REGISTRATION AS A PUBLICLY HELD COMPANY Article 47 - The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Article 48 - The tender offer mentioned in the previous article shall also be required: I. when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount. II. Article 49 • Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall: I. make the tender offer referred to in Article 47 above; and II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations. Article 50 - For the purposes of these By-laws, the following capitalized terms will have the following meanings: “Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, the company’s Officers and members of the Board of Directors referred to jointly.

“Control” (as well as its related terms, “Controlling Company”, “Controlled,” or “under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital. “Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company. “Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company. “Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. “Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction). “Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares. “Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company. “Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares. “Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company. Article 51 - Any person, shareholder or Group of Shareholders who acquires or becomes, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “OPA”), in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article. §1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA. §2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. §3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. §4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation. §5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 51. §6 - The obligations set forth in Article 254•A of Law No. 6,404/76 and in Articles 47, 48 and 49 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. §7 – Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on [July 27th, 2017] became effective (“Base Date”) and which, on the Base Date, were holders of at least 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investors’ equity participation is acquired in accordance with the terms of the respective Agreement;

(iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. §8 - The provisions of this Article 51 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. §9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. §10 • If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 52 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the “Defaulting Shareholder”), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i)the Board of Directors of the company shall convene an Extraordinary Shareholders’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 53 • In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 54, in due compliance with the applicable legal rules and regulations. Article 54 - The appraisal report referred to in Articles 51 and 53 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision•making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76. §1 • The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares. §2 - The costs for preparation of the appraisal report shall be fully borne by the offeror. Article 55 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51. Article 56 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51. Article 57 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76. CHAPTER IX — ARBITRATION Article 58 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary

Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general.

Exhibit VI – Vale S.A. By-Laws containing, highlighted, the proposed amendments PROPOSED BY – LAWS OF V A L E S.A.

BY-LAWS VALE S.A. CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION Article 1 – Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation. Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”). Article 2 - The purpose of the company is: I. the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets; the building and operation of railways and the exploitation of own or third party rail traffic; the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor; II. III. IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system; V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts; the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever; VI. VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose. Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad. Article 4 - The term of duration of the company shall be unlimited. CHAPTER II - CAPITAL AND SHARES Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 5.416.521.415 (five billion, twofour hundred and forty-foursixteen million, threefive hundred and twenty one thousand and one four, hundred and twenty)one fifteen) book-entry shares, being R$48.660.827.602,05 R$47,420,608,861.89 (forty-seven eight billion, foursix hundred and twentysixty million, sixeight hundred and eight twenty-seven thousand, eight six hundred andsixty-onetwoReaisandeighty-ninefivecents),dividedinto3.409.733.697 3,217,188,402 (three billion, two four hundred and seventeennine million, oneseven hundred and eighty-eightthirty-three thousand and four six hundred and two ninety-seven) common shares and R$28.639.172.397,96 R$29,879,391,138.11 (twenty-nine eight billion, eightsix hundred and thirtyseventy-nine million, threeone hundred and ninetseventy-one two thousand, onethree hundred and thirninety-eightseven Reais and eleven ninety-sixcents), divided into 2.006.787.718 2,027,127,718 (two billion, twenty-sevensix million, oneseven hundred and eightytwenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value. § 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class. § 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares. § 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed. § 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate. §5 - Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher; b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed. §6 - Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5. Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,0007,000,000,000 (seven billion, two hundred million) Preferred Class “A”) common shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of amendment to its By-laws, through the issue of common and/or preferred shares. § 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up. § 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded. § 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders' preemptive right being excluded. Article 7 - The special class share shall possess a veto right regarding of the following subjects: I. change of name of the company; II. change of location of the head office; III. IV. change of the corporate purpose with reference to mineral exploitation; the winding-up of the company;

V. the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals; VI. any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws; VII. any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws. CHAPTER III - GENERAL MEETING Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors. § 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. § 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given. § 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 1415 of Article 11. Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors. CHAPTER IV - ADMINISTRATION Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company. §1 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements. §2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office. §3 - The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person. §4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board. §5 - The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter. SECTION I - BOARD OF DIRECTORS Subsection I - Composition Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 1112 (tweleven) principal members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. §1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted. §2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of: I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital. Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed. §3 - §4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors. From among the 1112 (tweleven) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. At least 20% of the elected principal members of the Board of Directors (and their §5 - §6 - respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number. The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3. §67 - §78 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. §89 - §910 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. §1011 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§1112 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/197676, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. §1213-With the exception of the principal members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. §1314 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the head of Article 11. §1415 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors. Subsection II – Workings Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members. §1 - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined. §2 - The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors. Subsection III – Responsibilities Article 14 - The Board of Directors shall be responsible for: I. electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them; distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; assigning the functions of Investor Relations to an Executive Officer; II. III. IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board; approving the company's human resources general policies as submitted to it by the Executive Board; V. VI. establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies; VII. approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board; approving the company's annual and multi-annual budgets, submitted to it by the Executive Board; monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators; approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors; VIII. IX. X.

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board; XII. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates; approving the corporate risks and financial policies of the company submitted by the Executive Board; approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board; XIII. XIV. XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting; XVII. selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39; XVIII. appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors; approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures; overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company; XIX. XX. XXI. approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information; approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies; XXII.

XXIII. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise; XXIV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board; XXV. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with. approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts; XXVI. XXVII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14; XXVIII. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14; XXIX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature; XXX. authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties; XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; XXXII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale; XXXIII.approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.;

XXXIV.expressing it s views in f avor of or ag ainst any t ender of f er to pur chase t he com pany’s shares by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shar eholder s and t he liq uidit y of t he secur it ies owned by t hem ; ( b) t he r epercussions of t he t ender of f er on t he com pany’s inter est s; (c) t he st r at eg ic plans disclosed by the offeror in relation to the company; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários— CVM). The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly. §1 - §2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board. SECTION II - COMMITTEES Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee. §1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the head of this Article. §2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees. Subsection I – Mission Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions. Subsection II – Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators. Article 18 - The composition of each committee shall be defined by the Board of Directors. §1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not. §2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted. §3 - During their management, members of the committees may be removed from office by the Board of Directors. Subsection III – Workings Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors. §1 - The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval. §2 - The committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors. Subsection IV – Responsibilities Article 20 – The Board of Directors shall determine the main duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles. Article 21 - The Executive Development Committee shall be responsible for: I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors; II - analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board; III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV - aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and V - follow-up of the development of the succession plan for the Executive Officers. Article 22 - The Strategic Committee shall be responsible for: I - recommending the strategic guidelines and the strategic plan submitted annually by the Executive Board; recommending investment and/or divestiture opportunities; and II - III - recommending operations relating to merger, split-off, incorporation in which the Company and its controlled subsidiaries are a party. Article 23 - The Finance Committee shall be responsible for: I - evaluate the corporate risks and financial policies and the internal financial control systems of the Company; evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company; evaluate the annual budget and the annual investments plan of Vale; II - III - IV - V - evaluate the annual funding plan and the risk exposure limits of the Company; evaluate the risks management process of the Company; and VI - follow-up the financial execution of capital expenditure projects and ongoing budget. Article 24 - The Accounting Committee shall be responsible for: I - issuing reports on the policies and the Company's annual auditing plan submitted by the employee responsible for internal auditing, and on its execution; II - tracking the results of the Company's internal auditing, and identifying, prioritizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; III - evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors; and IV - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the Company.

Article 25 - The Governance and Sustainability Committee shall be responsible for: I - evaluating the efficiency of the company's governance practices and the workings of the Board of Directors, and submitting improvements; II - submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties; III - IV - evaluating proposals for modifying the Policies which are not attributed to other committees, of the By-Laws and the Internal Regiments of Vale’s Assessment Committees; V - analyzing and proposing improvements to the Company’s Sustainability Report; VI - evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision; VII - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (ouvidoria) of the Company; VIII - aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct. SECTION III - EXECUTIVE BOARD Subsection I – Composition Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers. §1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove. §2 - The Executive Officers shall have their individual duties defined by the Board of Directors. §3 - The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted. Subsection II – Workings Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows: §1º - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer. In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term. Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer. §2º - §3º - §4º - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the

Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer. Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter. Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote. Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board; Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members. Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members. §1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following; §2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein. The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision. Subsection III – Responsibilities §3 - Article 32 - The Executive Board shall be responsible for: I - approving the creation and elimination of Executive Departments subordinated to each Executive Director; II - preparing and submitting to the Board of Directors the company's general policies on human resources, and executing the approved policies;

III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors; IV - preparing and submitting, annually, to the Board of Directors, the company's strategic guidelines and the strategic plan, and executing the approved strategic plan; preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets; planning and steering the company's operations and reporting the company's economic and financial performance to the Board of Directors, and producing reports with specific performance indicators; V - VI - VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures; VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases; IX - preparing and submitting the company's finance policies to the Board of Directors, and executing the approved policies; submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral; X - XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget; XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; XIII - adhere to and encourage adhesion to the company's code of ethics, established by the Board of Directors; preparing and submitting to the Board of Directors the company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies; authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors; XIV - XV - XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors; XVII - propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature; XVIII-authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad; authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors; establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors; establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company's administrative organization hierarchy. The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. XIX - XX - XXI - §1 - § 2 - The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly. Article 33 - The responsibilities of the Chief Executive Officer are to: I - take the chair at meetings of the Executive Board; II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal; V - coordinate the decision-making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings; VI - indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II – Workings; keep the Board of Directors informed about the activities of the company; VII - VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet; Article 34 - The Executive Officers are to: I - organize the services for which they are responsible; II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination; III - comply with and ensure compliance with the policy and general guidance of the company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities; IV - contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council. Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. § 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney. § 2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws. § 4 -Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article. CHAPTER V - FISCAL COUNCIL Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates. Article 39 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members; § 1º-The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following: (i) to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants; (ii) to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company; (iii) to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company; (iv) to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company. § 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76. §3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements. CHAPTER VI - COMPANY PERSONNEL Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with. CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared. Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company. Article 43 - The proposal for distribution of profit shall include the following reserves: I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. II. Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet. Article 46 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company. CHAPTER VIII — SALE OF CONTROL AND CANCELLATION OF THE COMPANY’ S REGISTRATION AS A PUBLICLY HELD COMPANY Article 47 - The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the company’s common shareholders, in compliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. Article 48 - The tender offer mentioned in the previous article shall also be required: I. when there is a remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of t he Com pany; or II. in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount. Article 49 • Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall: I. make the tender offer referred to in Article 47 above; and II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s common shares during the trading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations.

Article 50 - For the purposes of these By-laws, the following capitalized terms will have the following meanings: “ Administrator(s)” means, when used in the singular, the company’s Officers and members of the Board of Directors referred to individually, or, when used in the plural, t he company’s Officers and members of the Board of Directors referred to jointly. “ Control” (as well as its related terms, “ Controlling Company”, “ Controlled,” or “ under Common Control”) means the power effectively used to direct corporate activities and guide the operation of a company’s bodies, directly or indirectly, de facto or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital. “ Controlling Shareholder” means the shareholder(s) or Group of Shareholders exercising Control of the company. “ Controlling Shares” means the set of shares that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company. “ Economic Value” means the value of the company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM. “ Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock. “ Independent Director” is a member of the board of directors characterized by: (i) not having any ties to the company, except as a shareholder; (ii) not being a

Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this restriction); (iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a company controlled by the company; (iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount that would imply loss of independence; (v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would imply loss of independence; (vi) not being a spouse or relative up to the second degree of any manager of the company; and (vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction). “ Outstanding Shares” means all shares issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares. “ Purchaser” means the person to whom the Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company. “ Sale of Control of the Company” means the transfer to a third party, for consideration, of Controlling Shares. “ Selling Controlling Shareholder” means the Controlling Shareholder when it advances a Sale of Control of the Company. Article 51 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “ OPA”), in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article. §1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the company’s common shares issued in the OPA.

§2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. §3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. §4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation. §5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 51. §6 - The obligations set forth in Article 254•A of Law No. 6,404/76 and in Articles 47, 48 and 49 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. §7 -– Until November 9th, 2020, tThe provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shareholders bound by a shareholders’ agreement filed at the headquarters of the company, on the date that the deliberations approved at the EXTRAORDINARY GENERAL and which, on the Base Date, were holders of at least 25% (twenty•five MEETING held on [ July 27th, 2017 ] became effective (“Base Date”), percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury (“Agreement”); (ii) to investors who may become party to an Agreement, provided that such investor s’ equity participation is acquired in accordance with the terms of the respective Agreement; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. §8 - The provisions of this Article 51 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies. §9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the company’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. §10 • If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 52 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter ( t he “ Defaulting Shareholder” ), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM: (i) the Board of Directors of the company shall convene an Extraordinary Shar eholder s’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting

Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the company’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. Article 53 • In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 54, in due compliance with the applicable legal rules and regulations. Article 54 - The appraisal report referred to in Articles 51 and 53 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decision•making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76. §1 • The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attributed exclusively to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any number of shareholders representing the Outstanding Shares. §2 - The costs for preparation of the appraisal report shall be fully borne by the offeror. Article 55 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51. Article 56 - No shar eholder s’ agreement that provides for the exercise of Control may be filed at the com pany’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 51. Article 57 - Cases not expressly addressed in these By-laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76. CHAPTER IX — ARBITRATION

Article 58 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these By-laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general.

Exhibit VII – Report on the proposed amendments, containing the origin and justification of the amendments and analysis of their legal and economic effects, pursuant to article 11 of CVM Instruction 481/2009 Report on the proposed amendments to the Bylaws of Vale S.A. Below is a report in table format, detailing the origin of, and justification for, the proposed amendments to the Company's Bylaws and analyzing their possible legal and economic effects: Page 1 of 33 Current text of Bylaws Proposed text for Bylaws Justification Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and thousand and one hundred and twenty) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two) common shares and R$29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and thousand and one hundred and twenty) 5.416.521.415 (five billion, four hundred and sixteen million, five hundred and twenty one thousand and four, hundred and fifteen) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents) R$48.660.827.602,05 (forty-eight billion, six hundred and sixty million, eight hundred and twenty-seven thousand, six hundred and two Reais and five cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two)3.409.733.697 (three billion, four hundred and nine million, seven hundred and thirty-This amendment is a result of the merger of Valepar into Vale. Legal and Economic Effects. The legal effect of the proposed amendment is the delivery of 1,908,980,340 new ordinary shares issued by Vale to the shareholders of Valepar in replacement of 1,716,435,045 ordinary shares and 20,340,000 preferred shares issued by Vale, currently held by Valepar, which will be cancelled as a result of the incorporation. Therefore, the shareholders of Valepar will hold 1,908,980,340 ordinary shares issued by Vale after the merger. The economic effect of the proposed amendment is the dilution of about 3% of other Vale

Page 2 of 33 Current text of Bylaws Proposed text for Bylaws Justification seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value. (...) §3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed. (...) three thousand and six hundred and ninety-seven) common shares and R$29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents) R$28.639.172.397,96 (twenty-eight billion, six hundred and thirty-nine million, one hundred and seventy-two thousand, three hundred and ninety-seven Reais and ninety-six cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) 2.006.787.718 (two billion, six million, seven hundred and eighty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.. (...) §3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed. (...) shareholders’ interest in Vale’s corporate capital. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of Bylaws. Article 6 -Thecompanyisauthorizedto increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) commonsharesand 7,200,000,000(seven Article 6 - The company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class Under this proposal, the Company will only issue common shares in accordance with the stated limits of its authorized capital. Legal and

Page 3 of 33 Current text of Bylaws Proposed text for Bylaws Justification billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares. (...) §2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded. §3 - Provided that the plans approved by the GeneralMeetingarecompliedwith,the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders' preemptive right being excluded. (...) “ A” shar es. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its Bbylaws, through the issue of common and/or preferred shares. (...) §2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded. §3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, the shareholders' preemptive right being excluded. (...) Economic Effects. The Company will no longer issue preferred - shares rising the authorized capital. This proposal reflects a wording adjustment to establish that the Company can only exclude preemptive rights in case of the issuance of debentures convertible into common shares. Legal and Economic Effects. Preemptive rights cannot be excluded in case of the issuance of debentures convertible into preferred shares. This proposal reflects a spelling update in the Portuguese version of the Bylaws and a wording adjustment to limit the grant of stock options to the Company’s managers and employees to common shares and the use, for such purpose, of common shares

Page 4 of 33 Current text of Bylaws Proposed text for Bylaws Justification in treasury. Legal and Economic Effects. There will be no more stock option plans for preferred shares and the use, for such purpose, of preferred shares in treasury. CHAPTER III - GENERAL MEETING Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors. §1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. (...) CHAPTER III - GENERAL MEETING Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors. §1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7. (...) Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws.

Page 5 of 33 Current text of Bylaws Proposed text for Bylaws Justification §3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. §3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 15 of Article 11. Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors. Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 15 of Article 11. Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws and a cross-reference update. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 12 (eleventwelve) effective members and their respective alternates, This amendment aims to facilitate the appointment of members of the Board of Directors by shareholders of the Company by adding one

Page 6 of 33 Current text of Bylaws Proposed text for Bylaws Justification alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. (...) §2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of: (...) §4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors. and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman. (...) §2 - Under the terms of Article 141 of Law No. 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of: (...) §4 - The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors. additional member to the Board of Directors. Legal and Economic Effects. The legal effect is the creation of an additional position for a effective member of the Board of Directors and his alternate. The economic effect is the payment of fees to another effective member and his alternate. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws.

Page 7 of 33 Current text of Bylaws Proposed text for Bylaws Justification §5 - From among the 11 (eleven) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. §5 - From among the 11 12 (eleventwelve) principal members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company. §6 - At least 20% of the elected principal members of the Board of Directors (and their respective alternates) shall be Independent Directors (as defined below), and expressly designated as such in the Minutes of the General Meeting that elected them. Members of the Board of Directors elected pursuant to the provisions of §§ 2 and 3 of this Article 11 shall also be regarded as Independent Directors. If the application of the percentage referenced above results in a fractional number of members of the Board of Directors, the result shall be rounded to the nearest whole number. This amendment reflects the change in the composition of the Board of Directors pursuant to the proposed wording of the caput of Article 11. Legal and Economic Effects. The legal effect is the creation of an additional position for an effective member of the Board of Directors and his alternate . The economic effect is the payment of fees to another effective member and his alternate. This amendment aims to adapt the Bylaws to the requirements set out oin iItem 4.3 of the New MarketNovo Mercado’s Llisting Rregulations. Legal and Economic Effects. To eEnsures the participation ofthat at least 20% (twenty per cent) of the independent members in the Board of Directors of the Company are independent, in compliance with the corporate governance best

Page 8 of 33 Current text of Bylaws Proposed text for Bylaws Justification §6 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3. §7 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. §8 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. §9 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. §67 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3. §78 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors. §89 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy. §910 - During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates. corporate governance practices. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects the mere paragraph renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects the mere paragraph renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects mere paragraph renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects the mere renumbering of a

Page 9 of 33 Current text of Bylaws Proposed text for Bylaws Justification §10 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. §11 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. §12 - With the exception of the principal members and their respective alternates, §1011 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election. §1112 - If the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law No. 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote. §1213 - With the exception of the principal members and their respective alternates, elected by paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws and the mere renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere wording adjustment, a spelling update in the Portuguese version of the Bylaws and the renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to

Page 10 of 33 Current text of Bylaws Proposed text for Bylaws Justification elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. §13 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11. means of separate vote, respectively, by the employees of the company and by the holders of common and/or preferred shares, under §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, principal or alternate, elected through the multiple vote system by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board. §1314 - Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of common shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11. be evaluated since this proposal reflects a mere wording adjustment to clarify the multiple vote system, a spelling update in the Portuguese version of the Bylaws and the renumbering of a paragraph. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere wording adjustment, a spelling update in the Portuguese version of the Bylaws and the renumbering of a paragraph.

Page 11 of 33 Current text of Bylaws Proposed text for Bylaws Justification §14 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors. §1415 - The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects the mere renumbering of a paragraph. Article 14 - The Board of Directors shall be responsible for: II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; (...) XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the Article 14 - The Board of Directors shall be responsible for: II. distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board; (...) XV. approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting; XVI. approving the employment of profit for the year, Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There

Page 12 of 33 Current text of Bylaws Proposed text for Bylaws Justification year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting; (...) XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; (...) XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions. the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting; (...) XXXI. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders; (...) XXXIII. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; XXXIV. expressing its views in favor of or against any t ender off er t o pur chase t he company’s shar es by means of a substantiated opinion disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of all shareholders and the liq uidit y of t he securities owned by t hem ; (b) t he are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. This amendment aims to adapt the Bylaws to the requirements set out in Item 4.8 of the Novo Mercado’s listing regulations. Legal and Economic Effects. Establishes that the Board of Directors must express its opinion in favor of or against any tender offer to

Page 13 of 33 Current text of Bylaws Proposed text for Bylaws Justification repercussions of the tender offer on the company’s inter ests; ( c) t he str ateg ic plans disclosed by t he of f er or in r elation t o t he company; ( iv) other m at ters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários— CVM). purchase the shares issued by the Company, in order to enable the Company’s shareholders to decide whether or not to accept such tender offer. Article 32 - The Executive Board shall be responsible for: (...) XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; (...) §1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and Article 32 - The Executive Board shall be responsible for: (...) XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting; (...) §1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws.

Page 14 of 33 Current text of Bylaws Proposed text for Bylaws Justification programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments. Article 33 - The responsibilities of the Chief Executive Officer are to: (...) II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; (...) Article 33 - The responsibilities of the Chief Executive Officer are to: (...) II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting; (...) Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 34 - The Executive Officers are to: (...) IV - contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council. Article 34 - The Executive Officers are to: (...) IV - contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere wording adjustment. Article 35 – The company shall be represented Article 35 - The company shall be represented as

Page 15 of 33 Current text of Bylaws Proposed text for Bylaws Justification as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. (...) §2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer. (...) §2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 36 - The Fiscal Council, a permanently Article 36 - The Fiscal Council, a permanently Legal and Economic Effects. There

Page 16 of 33 Current text of Bylaws Proposed text for Bylaws Justification functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration. are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 39 - The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these Bylaws, and as regulated by its own Internal Rules to be approved by its members. (...) §3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements. Article 39 - The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these Bylaws, and as regulated by its own Internal Rules to be approved by its members. (...) §3 - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 42 - After the constitution of the legal reserve, the employmentofthe remaining Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of Legal and Economic Effects. There are no legal or economic effects to

Page 17 of 33 Current text of Bylaws Proposed text for Bylaws Justification portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting. be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. Article 43 - The proposal for distribution of profit shall include the following reserves: (...) II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Article 43 - The proposal for distribution of profit shall include the following reserves: (...) II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company's share capital. Legal and Economic Effects. There are no legal or economic effects to be evaluated since this proposal reflects a mere spelling update in the Portuguese version of the Bylaws. CHAPTER VIII — SALE OF CONTROL AND C AN CELL ATIO N O F THE CO M P ANY’ S REGISTRATION AS A PUBLICLY HELD COMPANY Article 47 - The Sale of Control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to conditions precedent or conditions subsequent that the Purchaser undertakes to make a tender offer to purchase the common shares from the This amendment aims to adapt the Bylaws to the requirements set out in Item 8.1 of the Novo Mercado’s listing regulations. Legal and Economic Effects. The legal effect is to ensure holders of Vale common shares issued the right to sell their shares, on equal terms with the controlling shareholder, in case of a transfer of control of the Company. There is no economic addressing the possibility that a control of the Company is also shares the right to sell their shares Page 18 of 33 Current text of Bylaws Proposed text for Bylaws Justification company’s comm on shareholder s, in com pliance with the terms and conditions provided for under applicable law, so as to ensure them equal treatment as that given to the Selling Controlling Shareholder. effect to be considered in this amendment. Article 48 - The tender offer mentioned in the previous article shall also be required: I. when there is an remunerated transfer of share subscription rights and other securities or rights related to securities convertible into shares, which may result in the Sale of Control of the Company; or II. in case of transfer of the control of a company holding Control over the company, in which case the Selling Controlling Shareholder shall inform BM&FBOVESPA regarding the amount attributed to the company in this transfer and attach the documents evidencing such amount. This amendment aims to adapt the Bylaws to the requirements set out in Item 8.1.1 of the Novo Mercado’s listing regulations, tender offer for the transfer of undertaken. Legal and Economic Effects. The legal effect is to ensure holders of Vale common on equal terms with the controlling shareholder in the cases described therein. Article 49 • Any person who acquires Control under a private agreement entered into with the Controlling Shareholder for the purchase of any amount of shares shall: I. make the tender offer referred to in This amendment aims to adapt the Bylaws to the requirements set out on Item 8.2 of the Novo Mercado’s listing regulations, establishing additional rules for takeover tender offers. Legal and Economic Effects.

Page 19 of 33 Current text of Bylaws Proposed text for Bylaws Justification Article 47 above; and II. pay, as indicated below, the amount equivalent to the difference between the tender offer price and the amount paid per any share acquired on a stock exchange in the six (6) months prior to the acquisition of Control, duly adjusted for inflation until the payment date. Such amount shall be distributed among all persons who sold the company’s comm on shar es dur ing t he tr ading sessions in which the Purchaser made the acquisitions, proportionally to the net daily selling balance of each, and BM&FBOVESPA will take measures to make the distribution pursuant to its regulations. Ensures that the holders of Vale’s common shares have the right to sell their shares on equal terms with the controlling shareholder in case of acquisition of control of the Company by means of private agreement entered into by the controlling shareholder related to any amount of Vale shares, as well as to guarantee, in such event, to the shareholders who have sold their shares in the stock market within 6 months prior to the control acquisition, the right to receive the value corresponding to the difference in price. Article 50 - For the purposes of these Bylaws, the following capitalized terms will have the following meanings: “ Administ r at or( s) ” m eans, when used in t he sing ular, t he com pany’s Of f icer s and member s of the Board of Directors referred to individually, or, when used in t he plural, t he company’s Of f icer s and members of the Board of Directors referred to jointly. “ Cont r ol” ( as well as it s r elated t erm s, This amendment aims to adapt the Bylaws to the requirements set out on the Novo Mercado’s listing regulations, incorporating the definitions contained in that regulation. Legal and Economic Effects. The legal effect is to clarify the terms used in the Bylaws. There is no economic effect with the inclusion of the statutory definitions.

Page 20 of 33 Current text of Bylaws Proposed text for Bylaws Justification “ Cont r olling Com pany” , “ Cont r olled,” or “ under Comm on Cont r ol” ) m eans t he power ef f e ctively used to direct corporate activities and guide the operation of a company’s bodies, d ir ectly or indir ectly, de f act o or de jure, regardless of the equity interest held, as well as to elect the majority of the administrators of a company. There is a rebuttable presumption of control for the person or Group of Shareholders that holds shares assuring it an absolute majority of votes of shareholders attending the last three General Meetings, even if it does not hold shares ensuring the absolute majority of the voting capital. “ Cont r olling Shar eholder ” m eans t he shareholder(s) or Group of Shareholders exercising Control of the company. “ Cont r olling Shar es” m eans t he set of shar es that directly or indirectly entitles its holder(s) to the individual and/or shared exercise of Control of the company. “ Economic Value” m eans t he value of t he company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

Page 21 of 33 Current text of Bylaws Proposed text for Bylaws Justification “ Gr oup of Shar eho lder s” m eans a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shar eholder ’s capit al st ock.

Page 22 of 33 Current text of Bylaws Proposed text for Bylaws Justification “ I ndependent Dir ector” is a m ember of t he board of directors characterized by: (i) not having any t ies t o t he company, except as a shar eholder ; (ii) not being a Controlling Shareholder or spouse or relative up to the second degree of a Controlling Shareholder, or not being or not having been, in the last three (3) years, tied to a company or entity related to the Controlling Shareholder (persons tied to public education and/or research institutions are excluded from this r estr ict ion) ; ( iii) not having been, in the last three (3) years, an employee or executive officer of the company, of its Controlling Shareholder or of a com pany cont r olled by t he company; ( iv) not being a direct or indirect supplier or purchaser of services and/or products of the company, in such an amount t hat would im ply loss of independence; ( v) not being an employee or administrator of a company or entity that is offering or purchasing services and/or products from the company, in such an amount that would im ply loss of independence; (vi) not being a spouse or relative up to the second degree of any m anag er of the com pany; and ( vii) not receiving any compensation from the company besides that related to the position as a director (cash compensation arising from equity ownership is excluded from such restriction). “ O ut st anding Shar es” m eans all shar es

Page 23 of 33 Current text of Bylaws Proposed text for Bylaws Justification issued by the company, except for shares held by the Controlling Shareholder, persons or legal entities related to such Controlling Shareholder or Administrators, shares kept in treasury and special class preferred shares. “ Purchaser ” m eans t he per son t o whom t he Selling Controlling Shareholder transfers the Controlling Shares in a Sale of Control of the Company. “ Sale of Contr ol of t he Company” m eans t he transfer to a third party, for consideration, of Controlling Shares. “ Selling Cont r olling Shareholder ” m eans t he Controlling Shareholder when it advances a Sale of Control of the Company. Article 51 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of t he company’s t otal issued comm on shar es or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the This rule aims to provide in the Bylaws the compulsory requirement for any person or group of people acquiring 25% or more of the total number of Vale common shares to make a tender offer for all Vale common shares or the total capital of Vale. Besides, the proposed text for Article 51, §

Page 24 of 33 Current text of Bylaws Proposed text for Bylaws Justification aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the company (oferta pública para aquisição, or “ O PA”) , in compliance with applicable CVM and BM&FBOVESPA regulations and the terms of this article. §1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the company, (ii) made in an auction to be held at BM&FBOVESPA, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for t he acq uisit ion of t he company’s comm on shar es issued in the OPA. §2 - The minimum purchase price in the OPA of each common share issued by the company shall be equal to the greater of: (i) the Economic Value determined in an appraisal report; (ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior t o t he O PA; and 7, aims to clarify that the exception to the tender offer will remain in force until the original term of Vale’s Shareholders Agreement, that is, November 09th, 2020. Therefore, a renewal of Vale’s Shareholders Agreement for after the date mentioned above will generate an obligation to make the tender offer in case the subscribers of Vale’s Shareholders Agreement, jointly, remain holding more than 25% (twenty-five percent) of the company’s total issued common shares or of its total capital stock. Legal and Economic Effects. This rule protects shareholders in case of an eventual takeover attempt by giving shareholders the right to sell their shares for a minimum price, based on the criteria to be expressly provided for in the Bylaws.

Page 25 of 33 Current text of Bylaws Proposed text for Bylaws Justification (iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest. §3 - The OPA referred to in the head paragraph of this article shall not exclude the possibility of another shareholder of the company or, as the case may be, the company itself, formulating a competing OPA, pursuant to the applicable regulations. §4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM related to the OPA, within the deadlines set forth in the applicable regulation. §5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the

Page 26 of 33 Current text of Bylaws Proposed text for Bylaws Justification ownership of such rights related to shares in an amount equal to or higher than 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 51. §6 - The obligations set forth in Article 254•A of Law No. 6,404/76 and in Articles 47, 48 and 49 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article. §7 -– Until November 9th, 2020, the provisions set forth in this Article shall not apply: (i) to the shareholders or Group of Shar eholder s bound by a shar eholder s’ agreement filed at the headquarters of the company on the date that the deliberations approved at the EXTRAORDINARY GENERAL MEETING held on [ and which, on the Base Date, were holders of at least 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury ( “ Ag r eem ent ” ); July 27th, 2017 ] became effective (“Base Date”),

Page 27 of 33 Current text of Bylaws Proposed text for Bylaws Justification (ii) to investors who may become party to an Ag r eem ent , pr ovided t hat such investor s’ equit y participation is acquired in accordance with the t erm s of t he r espect ive Ag reem ent ; (iii) to partners and/or shareholders of the signatories of an Agreement, who succeed such signatories in the ownership of their equity participation. §8 - The provisions of this Article 51 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty•five percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or ( c) t he subscr iption of Vale’s shar es, m ade in a single primary issuance approved at a general shar eholder s’ m eet ing convened b y t he Boar d of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held

Page 28 of 33 Current text of Bylaws Proposed text for Bylaws Justification companies. §9 - Involuntary increases of equity interest resulting from the retirement of treasury stock, r epurchase of shar es or r eduction of t he com pany’s capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article. §10 • If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the company that results in an acquisition price higher than the acquisition price established under §2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation. Article 52 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set f or t h in this Chapter ( t he “ Def ault ing Shareholder ” ), including wit h r espect t o compliance with the deadlines for making and requesting registration of such offering, or compliance with This rule aims to establish the applicable consequences if a compulsory tender offer is not undertaken whenever required by law or by the Bylaws, such as, the convening of a General Shareholders’ Meeting to decide on the suspension of shareholders’

Page 29 of 33 Current text of Bylaws Proposed text for Bylaws Justification potential requests by CVM: (i) the Board of Directors of the company shall convene an E xt r aor dinar y Shar eholder s’ Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and (ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause t he acq uisit ion price of each of t he com pany’s common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer. rights and the obligation to cause the acquisition price in such tender offer to be 15% higher than the minimum acquisition price determined for such tender offer. Legal and Economic Effects. The legal effect is to establish penalties for those shareholders who fail to comply with the obligation to undertake a tender offer for the acquisition of the Company’s shares, in addition to the option of the General Shareholders’ Meeting choosing to suspend shareholders’ rights. Article 53 • In the tender offer to be made by the Controlling Shareholder or by the company with the pur pose of canceling t he company’s r eg ist r at ion as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 54, in due compliance with the applicable legal rules and regulations. This amendment aims to adapt the Bylaws to the requirements set out in Item 10.2 of the Novo Mercado’s listing regulations, establishing the criteria to be adopted for setting of the price in a tender offer to cancel the Company’s registration as a publicly-held company. Legal and Economic Effects. This rule guarantees the shareholders’ right

Page 30 of 33 Current text of Bylaws Proposed text for Bylaws Justification to sell their shares in such tender offers at a minimum price based on criteria expressly set out in the Bylaws and in the Novo Mercado’s listing regulations. Article 54 - The appraisal report referred to in Articles 51 and 53 of these Bylaws shall be prepared by a specialized institution or firm with proven experience and with decision-making power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76. §1 • The choice of the specialized institution or firm responsible for determining the company’s Economic Value is attr ibut ed exclusiv ely to the general meeting, based on a list of three options submitted by the Board of Directors. The respective resolution, not counting blank votes, shall be taken by majority vote of shareholders representing the Outstanding Shares present at that meeting, which, if initiated at first call shall be attended by shareholders representing at least 20% (twenty percent) of the total Outstanding Shares, or if initiated at second call may be attended by any This amendment aims to adapt the Bylaws to the requirements set out in Item 10.1 of the Novo Mercado’s listing regulations, establishing the procedure for the choice of the valuation specialist in case of a tender offer, as established in the Bylaws. Legal and Economic Effects. The legal effect is to ensure that the appraisal report will be prepared by an independent and experienced valuation specialist, as indicated by the Board of Directors and chosen by the shareholders receiving the tender offer.

Page 31 of 33 Current text of Bylaws Proposed text for Bylaws Justification number of shareholders representing the Outstanding Shares. §2 - The costs for preparation of the appraisal report shall be fully borne by the offeror. Article 55 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these Bylaws, subject to the provisions of Article 51. This amendment aims to not allow the Company to register the transfer of shares of a purchaser who acquires Control but does not comply with the relevant statutory provisions. Legal and Economic Effects. The prohibition against transferring shares in these situations ensures that statutory provisions will be complied with in case of transfer of control. Article 56 - No shar eholder s’ ag r eem ent t hat provides for the exercise of Control may be filed at t he com pany’s headq uar t ers unless t he sig nat or ies thereof have complied with the provisions set forth in these Bylaws, subject to the provisions of Article 51. This amendment aims to not allow the Company to register a shareholders’ agreement that has provisions related to the exercise of Control if its signatories do not comply with the statutory provisions. Legal and Economic Effects. To guarantee that the statutory provisions will be

Page 32 of 33 Current text of Bylaws Proposed text for Bylaws Justification complied with in case of transfer of control. Article 57 - Cases not expressly addressed in these Bylaws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76. This amendment establishes that cases not expressly addressed in the Bylaws shall be resolved by the General Shareholders’ Meeting. Legal and Economic Effects. This statutory provision ensures that the decisions of the General Shareholders’ Meeting will be observed in cases not expressly addressed in the Bylaws, as per Article 121 of the Brazilian Corporate Law.

Page 33 of 33 Current text of Bylaws Proposed text for Bylaws Justification CHAPTER IX — ARBITRATION Article 58 - The company, its shareholders, Administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) any and all disputes or controversies that may arise between or among them, related to or resulting from, in particular, the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,404/76, these Bylaws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general. This amendment aims to adapt the Bylaws to the requirements set out in Items 13.1 and 13.2 of the Novo Mercado’s listing regulations, establishing the compulsory adoption of arbitration as the method of dispute resolution for disputes involving the Company, its shareholders, managers and members of the Fiscal Council. Legal and Economic Effects. The adoption of arbitration ensures greater effectiveness and speed in dispute resolutions involving the Company, its shareholders and its corporate bodies.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 05, 2017		Director of Investor Relations